Diavik Diamond Mines (2012) Inc. P.O. Box 2498 Suite 300, 5201-50th Avenue Yellowknife, NT X1A 2P8 Canada T (867) 669 6500 F 1-866-313-2754

CERTIFICATE OF QUALIFIED PERSON

This certification applies to the technical report titled “DIAVIK DIAMOND MINE, NORTHWEST TERRITORIES, CANADA, NI 43-101 TECHNICAL REPORT”, that has an effective date of 18 March 2015 (the “Technical Report”). As an author of the Technical Report, I hereby certify that:

I, Kari Thompson, P.Geo., am employed as Senior Resource Geologist with Diavik Diamond Mines (2012) Inc., Suite 300, 5201 – 50th Avenue, Yellowknife, NT, X1A 2P8, Canada.

I am a member of the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists and use the title of Professional Geoscientist (P.Geo.). I am also a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Alberta in 1994 with a Bachelor of Science specializing in geology.

I have practiced in my field for 20 years. Experiences include employment with the Mineral Division of the Government of the Northwest Territories and with De Beers Canada Exploration prior to joining Diavik. I have gained firsthand experience in the drilling, sampling, geological interpretation and estimation of grade and tonnage of kimberlitic diamond deposits over the period 1997 to present.

I have been involved in the Diavik diamond mine from January 2005 to present. During this time I have planned drilling programs and attended at drilling sites, performed as well as supervised core logging, planned and visited bulk sampling areas, overseen sample processing and laboratory testing, designed and managed data systems, performed geological modeling and geostatistical estimations, inspected mineralization in active mining areas, discussed mine geology and geometallurgy with other site staff, supported exploration programs and worked with project development staff, prepared program budgets, and participated in peer reviews and third-party audits. The data handling, computations and resource estimation reported in the Technical Report have been performed by me or under my supervision.

Based on my experience and qualifications, I am a Qualified Person as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (the “Instrument”).

I carry out a regular work rotation at the Diavik mine site on a monthly basis. My most recent site visit was from March 3 to 12, 2015.

I am responsible for sections 4.1 –4.3, 6.2 – 6.3, 7, 8, 9.1 –9.3, 9.5, 10.1 –10.4, 10.6, 11, 12, 13.1, 13.3, 14.1 –14.2, 15 and 16, 17.2, 26 and 27 of the Technical Report.

I am independent of Dominion Diamond Corporation and its subsidiaries as “independence” is described in Section 1.5 of the Instrument.

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I have read the Instrument (including Form 43-101F1) and the Technical Report, and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument (including Form 43-101F1).

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated March 25, 2015

“Signed and Sealed”

Kari Thompson (née Pollock), P.Geo.

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